Brian D. Wolff

Outsiders Entertainment, Inc.

153 West 27th Street

New York, NY  10001-6203

April 27, 2007

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

Outsiders Entertainment, Inc.

Form:

SB2/A1 Registration Statement

File No.:

File No.: 333-141141

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to April 30, 2007 at 10:00 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Outsiders Entertainment, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Outsiders Entertainment, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

OUTSIDERS ENTERTAINMENT, INC.

/s/ Brian D. Wolff

Brian D. Wolff, President